FOR:      NATHAN'S FAMOUS, INC.

COMPANY   Ronald G. DeVos, Vice President - Finance and CFO
CONTACT:  (516) 338-8500 ext. 229



                                                           FOR IMMEDIATE RELEASE



           Nathan's Famous, Inc. consummates acquisition of Miami Subs


     Westbury , NY, October 1, 1999-- Nathan's Famous, Inc. (NASDAQ:NATH) and Miami Subs Corporation (formerly OTC:SUBS) announced that effective today the merger of the companies has been completed.

     The stockholders of Nathan's approved the merger with Miami Subs Corporation and an increase in the number of authorized shares of common stock to 30,000,000 at a special meeting held on September 28, 1999. Shareholders of Miami Subs approved the merger at a special meeting on September 30, 1999. Each former shareholder of Miami Subs is entitled to receive one share of Nathan's common stock for each two shares of Miami Subs common stock and one warrant to purchase one share of Nathan's common stock for a period of five years at an exercise price of $6.00 for each four shares of Nathan's common stock received.

     Wayne Norbitz, the President of Nathan's stated: "We are very pleased to have successfully completed the merger with Miami Subs, which has been a significant objective of ours. We shall seek to exploit opportunities to market and develop each Company's concept separately and as well as in concert, through co-branding opportunities. This merger represents a substantial step towards realizing Nathan's growth strategy."

     "We have been anxious to complete this transaction,"said Donald L. Perlyn, President of Miami Subs. "This alliance allows us to better leverage and enhance our management team as well as capitalize on the greater economies of scale of the combined company. With Nathan's recently becoming the new franchisor of the Kenny Rogers Roasters restaurant system, and Miami Subs' obtaining the co-branding rights of Arthur Treachers Fish & Chips, we now have a company consisting of four highly recognized brands. We are now ready to take the necessary steps that will allow us to develop the full potential of this exciting new Company."

     Miami Subs will continue operating as a wholly owned subsidiary of Nathan's. Currently the Miami Subs system includes 15 Company-owned units and 162 franchised units operating in 16 states, Puerto Rico, Peru, and the Dominican Republic.
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NATHAN'S REPORTS/2

     The Nathan's system is currently comprised of 25 Company-owned units, 161 franchised or licensed units, and over 800 Branded Product points of distribution, located in thirty-nine states, the District of Columbia, Israel, Egypt, and the islands of Aruba and Jamaica, featuring Nathan's world famous all-beef hot dogs. Additionally, Nathan's packaged products are sold within supermarket chains and club stores .

Except for historical information contained in this news release, the matters discussed are forward looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the effect of business and economic conditions; the impact of competitive products and pricing; capacity; the regulatory and trade environment; and the risk factors reported from time to time in Nathan's and Miami Subs' SEC reports.


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